[Missing Graphic Reference]	FIRST NATIONAL	Tel. (570) 346-7667
Fax (570) 348-6454
	COMMUNITY BANCORP, INC.	http://www.fncb.com
E-mail fncb@fncb.com
and Subsidiary, FIRST NATIONAL COMMUNITY BANK

February 17, 2010

Kathryn McHale
Attorney-Advisor
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:           First National Community Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q/A for Fiscal Quarter Ended March 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009 and
     September 30, 2009
File No. 333-24121

Dear Ms. McHale:

In response to your comment letter dated January 8, 2010 concerning the above referenced filings for First National Community Bancorp, Inc. (the “Company”), the requested information is submitted below.  We respond to your comments in the order presented in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

1.
We note your response to comment 7 in our letter dated September 25, 2009.  It appears, based on your response, that the policies and procedures for the review, approval or ratification of related-person transactions cover only directors.  Please tell the staff whether this is accurate.

Kathryn McHale
Page
February 17, 2010

Management’s Response:

The Company hereby confirms that pursuant to Item 404(b) of Regulation S-K the policies and procedures for the review, approval and ratification of related-person transactions covers all the categories of related persons as defined under Instruction 1 of the Instructions to Item 404(a) of Regulation S-K.

Exhibits

2.
We note your response to comment 9 in our letter dated September 25, 2009. Based on the disclosure contained in the proxy statement, it appears that you have an arrangement with your named executive officers to provide cash bonuses.  Although this arrangement may not be set forth in a formal document, a written description of this arrangement should be filed as an exhibit.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.  Please provide the staff with a written description and confirm that future filings will be revised accordingly.

Management’s Response:

The following is the written description of the bonus arrangement that will be included as an exhibit in future filings:

The following is a description of the First National Community Bancorp, Inc. Discretionary Cash Bonus Plan (“Bonus Plan”).  The Bonus Plan allows for the payment of annual cash bonuses to employees who are considered to be management level and are selected by the board of directors.  The Bonus Plan is administered by the board of directors.  The board of directors may delegate the authority to determine bonuses to a committee or a member of senior management.  Cash bonuses represent the variable component of the executive compensation program that is tied to our performance and individual achievement. Our policy is to base a significant portion of our executive officers’ cash compensation on bonus. In determining bonuses, the board of directors considers factors such as relative performance of the company during the year (including the bank’s gross revenue, net income and customer growth) and the individual’s contribution to our performance, the need to attract, retain and motivate high quality executives as well as the degree to which the executive officer met or exceeded certain nonquantitative objectives established for him/her. Bonuses are not guaranteed or fixed by formula. The board of directors does not establish performance targets which when reached automatically provide a bonus, but uses its subjective business experience in reviewing the relevant information and determining whether and how much of a bonus is merited.  The amount and to whom a bonus is awarded is at the sole discretion of the board of directors or its designee.

Exhibit 13 - Annual Report

Note 4. Loans, page 16

3.
We note from your response to prior comment 15 of our letter dated September 25, 2009 that approximately $5.0 million of your impaired nonaccrual loans were not included in the nonaccrual loans total disclosed in Note 4.  However, we note your policy for nonaccrual loans on page 8 states that “loans are placed on nonaccrual when a loan is specifically determined to be impaired.”  Please address the following:

a.	Tell us and revise future filings to clarify whether your policy for nonaccrual loans is to include all impaired loans under SFAS 114 on nonaccrual status.

b.	If that is your policy, please revise your loan footnote in future filings to disclose your total nonaccrual loans balance consistent with your Guide 3 nonaccrual loan disclosures in the MD&A section.

c.	If that is not your policy, please revise your policy footnote related to nonaccrual loans in future filings to more accurately describe how you treat impaired loans with respect to nonaccrual status.

Management’s Response:

The Company’s policy for nonaccrual loans is to include all impaired loans under SFAS 144 on nonaccrual status.  The loan footnote will be revised to disclose total nonaccrual loan balances consistent with nonaccrual loan disclosures in the MD&A section.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2009 and
Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 4 - Controls and Procedures

4.
We note from your response to comment 20 of our letter dated September 25, 2009 that you do not believe there is a material weakness in your internal control over financial reporting as of March 31, 2009 related to the identification a $2.1 million provision to the allowance for credit losses error that led to a restatement of your March 31, 2009 Form 10-Q.  Please tell us the specific factors you considered when reaching this conclusion, and highlight for us those factors that support your assessment.  We refer you to the definition of material weakness as defined in PCAOB Auditing Standard No.5 for guidance.  Alternatively, please revise your Form 10-Q as amended for March 31, 2009 as well as Item 4 of your Form 10-Q for June 30, 2009 to disclose the following:

a.	The nature of the material weakness;

b.	The specific steps that you have taken, if any, to remediate the material weakness; and

c.	When the material weakness was identified, by whom it was identified and when the material weakness first began.

Management’s Response:

Appendix A, to PCAOB Standard #5, A-3 defines a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

•
A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control does operate as designed, the control objective would not be met.

•
A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

It is management’s opinion that there is no material deficiency or even a deficiency in internal control over financial reporting.  We contend that our system is properly designed, it has sufficient checks and balances and the controls are operated by highly experienced banking personnel with appropriate authority.  The subject loan was a participation in a Florida real estate venture.  Our policy was and is to revalue investments similar to this based upon a receipt of a certified appraisal, not a “Broker Price Opinion”.  See management’s response dated October 30, 2009 to comment 20 of your letter dated September 25, 2009.  We made the restatement based upon discussions with representatives of the Office of the Comptroller of the Currency (OCC), and management’s desire to work with, and not against, banking regulators.  We remain committed to the policies and procedures that have been established, which have proven to be efficient over the years.

5.
We note from your response to prior comment 21 of our letter dated September 25, 2009 that your management continues to conclude that disclosure controls and procedures were effective as of the quarters ended March 31, 2009 and June 30, 2009. Rule 13a-15(e) defines disclosure controls and procedures as effective controls and procedures that ensure information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  Please tell us in detail how you were able to continue to conclude that disclosure controls and procedures were effective at March 31, 2009 and June 30, 2009, specifically addressing how you considered the following discrepancies in your disclosures:

•	The identification by your regulators of a $2.1 million error in your provision for loan losses that required you to restate your March 31, 2009 Form l0-Q;

•	The failure to include disclosures required by paragraph 20 of SFAS 114 (ASC 310-10-50-15) in both your March 31, 2009 and June 30, 2009 Forms 10-Q;

•	The failure to include disclosures required by paragraphs 35 through 43 of FSP FAS 115-2/124-2 (ASC 320-10-35) in your June 30, 2009 Form 10-Q; and

•	The failure to include disclosures required by paragraphs 32 through 34 of SFAS 157 (ASC 820-10-50) in both your March 31, 2009 and June 30, 2009 Forms 10-Q.

Alternatively, please amend your Forms 10-Q for each of the periods ended March 31, 2009 and June 30, 2009 to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (e.g., that DC&P were not effective as of the period end) and an explanation as to why management reached this conclusion.

Management’s Response:

As stated in our response dated October 30, 2009 and our response to Comment 4 of this letter, management maintains its position that disclosure controls and procedures are effective and that internal controls over financial reporting are sufficient.  Management contends that the issues resulting in the restatement of the March 31, 2009 Form 10-Q do not constitute a material weakness since there is no significant deficiency in the control, design or operation of internal controls.  The event which ultimately resulted in the restatement is considered remote and should not result in a restatement of internal control certification.

Form 10-Q for the Period Ended September 30, 2009

Financial Statements

Consolidated Statements of Income (Unaudited)

6.
We note your response to prior comment 26 of our letter dated September 25, 2009, including your presentation on the face of the Statements of Income of other-than-temporary impairment charges taken on your securities.  Please tell us and revise future filings to disclose the total (i.e. credit related plus non-credit related) other-than-temporary impairment charge taken on these securities for both the three-months and nine-months ended September 30, 2009.  In addition, please revise your presentation on the Statements of Income in future filings to present this total amount as the beginning figure in your other-than-temporary calculation.  Please note that any realized gains or losses on securities should be presented separately from your other-than-temporary impairment presentation. Refer to example in paragraph 36 of FSP SFAS 115-2/124-2 (Example 2A of ASC 320-10-55-21).

Management’s Response:

The table below sets forth the total other-than-temporary impairment charge taken on our securities for both the three-months and nine-months ended September 30, 2009.

	Three months ended September 30, 2009	Nine months ended September 30, 2009
Total other-than-temporary impairment gains/(losses)	$ 73	$(24,790)
Portion of (gain)/loss recognized in other comprehensive income (before taxes)	(2,472)	22,009
Net impairment losses recognized in earnings	$(2,399)	$ (2,781)

The Company’s future filings will be revised to include this information accordingly.

Item 2 -Management's Discussion and Analysis of Financial Condition and Results of Operations

Securities, page 15

7.
We note in your disclosure on page 18 that you have $5.3 million of unrealized losses for 12 months or greater on $17.7 million of your private label collateralized mortgage obligations.  In addition, we note that in the quarters ended June 30, 2009 and September 30, 2009 you took $0.1 million and $0.7 million of credit-related impairment on your private label collateralized mortgage obligations.  Please address the following as of September 30, 2009:

a.	Provide us with a description of your OTTI analysis of these securities, including the assumptions used for each security and how you determined those assumptions;

b.	Please tell us whether you look at the individual underlying collateral in your determination of assumptions for the OTTI analysis;

c.
Specifically identify those securities considered below investment grade. Additionally, tell us if you considered all available evidence, including information received after the balance sheet date but before the filing date, affecting the projected cash flows as of the period end (e.g. rating agency downgrades subsequent to quarter-end); and

d.	Tell us how you determined the credit-related impairment of these securities at June 30, 2009 and September 30, 2009.

Additionally, please include the above applicable information in your disclosures in future filings.

Management’s Response:

The OTTI analysis relies on a review of the individual loans that provide the collateral for each security.  This information is then used to develop default and severity assumptions over a future horizon for each security.  The factors involved in constructing these assumptions are:

•	MSA (metropolitan statistical area), Geographics
•	HPI (Home Price Index) of specific MSA
•	Loan Balance
•	Rate Premium
•	LTV (both individual and combined if other loans)
•	FICO
•	Loan Purpose (cash-out versus purchase)
•	Documentation
•	Loan Structure
•	Occupancy Status
•	Property Type
•	Borrower Payment History
•	Historical delinquency and roll/cure rates

Adjustments are made to the default/severity vectors that may be warranted given the current environment.  We then apply a fairness check to each vector to review whether future default/severity assumptions are “in line” with current observable performance.  The data used to perform this analysis is provided by Performance Trust and the individual loan performance.

Once we have default/severity assumptions on the underlying collateral (on a deal specific basis), we then have to understand how the timing of losses impacts each specific bond/tranche and how each cash flow changes over time.  The default and severity vectors are modeled using either Intex or Bloomberg and both total collateral and tranche specific cash flows are established.  We can then compute various metrics based on the resulting tranche cash flow:

•	Total Collateral Principal Loss
•	Total Tranche Loss
•	Lifetime Tranche Yield
•	Tranche Loss Timing

A security is considered to be other-than-temporarily impaired if the analysis results in a change of cash flows from the original expectation which indicates that there is the potential that all principal and/or interest may not be received.

Credit ratings are one factor of the analysis utilized to determine OTTI.  As of June 30, 2009 and September 30, 2009, the following private label CMO’s were determined to be credit impaired resulting in a charge to earnings:

	As of June 30, 2009		As of September 30, 2009
Description	S&P Credit Rating	Cumulative Credit Impairment Recognized	S&P Credit Rating	Cumulative Credit Impairment Recognized
RAST 2006 – A10 As	CCC	$129,000	CCC	$198,000
RAST 2006 – A8 2A2	CCC	144,000	CCC	264,000
CWALT 2007 – 7T2 A12	CCC	0	CCC	239,000
RALI 2006 – QS 16 A10	B	0	B	163,000
RALI 2006 – QS4 A2	CCC	0	CCC	0
HALO 2007 – 1 3A6	CCC	0	CCC	0
WMALT 2006 – 2 2CB	CCC	0	CCC	0
PRIME 2006 – 1 1A1	B	0	B	0
		$273,000		$864,000

Information affecting cash flows and the impact on the collectability of principal and interest are evaluated on a monthly basis as received from service providers.  The results are recognized through earnings as they become available.

The credit impairment recognized as of the dates indicated represents an estimate of uncollectable principal utilizing the factors referenced previously.

Future filings will include this information.

8.
We note your response to prior comment 29 of our letter dated September 25, 2009.  We note from your impairment analysis that you used the same defaults rate of 37.5% applied annually, 50% recovery rate with two year lag, and no projected deferrals.  In addition, we note that your pooled trust preferred securities have significantly different actual default rates, deferral rates, credit ratings, and fair values.  Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each trust and based on the specific tranche in which you have invested.  Consistent with the guidance in paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2 (ASC 325-40-35 and ASC 320-10-35), we believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows, and that simply using the same credit default assumption based on the average long term performance of FDIC regulated banks, AM Best's study, and Standard & Poor's methodology for all of your securities is not a reasonable methodology consistent with the guidance.  Therefore, please revise your trust preferred securities OTTI methodology to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions.  Please provide us with this revised analysis, including a materiality analysis of the impact of this change in methodology on prior periods and your conclusion regarding whether a restatement is required.

Management’s Response:

In accordance with EITF 99-20 and FSP 115-2, each Trust Preferred Security owned is evaluated for impairment after consideration of the specific collateral (banks) underlying each individual security, actual defaults/deferrals previously recorded on the underlying collateral, and future loss estimates.

While variances in the level of future defaults/deferrals assumptions could result in levels of stress that would be higher or lower than the base scenario, it should be noted that only future assumptions have any impact on the results and that actual credit events are recognized as losses on a timely basis.

As of December 31, 2009, the Company utilized the services of an independent evaluator to provide a transparent, level 3 valuation and an EITF 99-20 analysis for the purpose of validating the processes utilized by the issuer to test for impairment.  This analysis was conducted using cash flow projections and credit assumptions which were independent of the assumptions used by the Company to perform its testing.  As a result of this analysis, the net present value of cash flows, and therefore the credit component of impairment, was determined to be 3.11% higher than the recorded investment in the securities.  As a result of this analysis, it can be implied that similar results would have been derived from an analysis performed on prior periods, and that any discrepancy in the results would be immaterial.  Therefore, no prior restatements would be required.

9.
In addition, you state in your response to prior comment 29 that you do not consider information received after the balance sheet date, but before the report date, in your OTTI analysis for that period end but instead include such information in the next repricing period.  We would expect the defaults, deferrals, and downgrades announced subsequent to the balance sheet date, but before the report date, would be considered in your calculation.  The defaults and deferrals announcements are consistent with the example in paragraph .04 of AU Section 560 (ASC 855-10-55-1) related to a loss on an uncollectible trade account receivable as a result of a customer's deteriorating financial condition leading to bankruptcy subsequent to the balance-sheet date.  In addition, paragraph 25 of FSP SFAS 115-2/124-2 (ASC 320-10-35-33F) states a factor to be considered is any changes to the rating of the security by a rating agency.  Therefore, please revise your trust preferred securities OTTI methodology to consider information received after the balance sheet date, but before the report date.  Please provide us with this revised analysis, including a materiality analysis of the impact of this change in methodology on prior periods and your conclusion regarding whether a restatement is required.

Management’s Response:

Credit events known subsequent to the balance sheet date but before the report date will be incorporated into the Company’s OTTI methodology for future reporting periods.

An analysis of credit events in prior periods revealed that, based on the impact of the events and the results derived at the next report date, it was determined that adjustments reflecting the events would be immaterial and that no restatement would be required.

10.
We note in your OTTI analysis included as part of your response to prior comment 29 of our letter dated September 25, 2009 that your prepayments input was 0% and 2% for the March 31, 2009 and December 31, 2008 analysis, respectively. Please address the following related to this assumption:

a.	Explain to us how prepayments can occur (e.g. call dates, auction dates, etc) based on the terms of your security agreements.

b.	Tell us the prepayment rate used in your analysis as of June 30, 2009 and September 30, 2009.

c.
Tell us how you determined the prepayment rate. Specifically, provide us the information on which you relied to determined the rate and tell us why you believe it is appropriate and reasonable considering the information provided in “a” above.

d.	If your assumption changed from one period to the next, please tell us why and detail the key information on which you relied to support the change.

e.
If you used 0% as your assumption at June 30,2009 and/or September 30, 2009, please explain to us why you believe this is reasonable considering that FSP SFAS 115-2/124-2 (ASC 320-10-35) is an expected loss model and presumably there is some likelihood that some amounts will be prepaid before maturity.

f.
If you used 0% as your assumption at June 30, 2009 and/or September 30, 2009, please provide us a sensitivity analysis of the amount of credit loss that would have been recorded at each period end, as applicable, if you had used other reasonable assumptions. Provide supporting explanation for the change in credit loss or lack of change in credit loss (e.g. if prepayments increased and credit loss did not increase, explain why that makes sense).

Management’s Response:

a.           Prepayments can occur on scheduled call dates.  The following list details information for each of our securities:

	First Par Call Date	Original Collateral Balance	Collateral Redemptions to date
PreTSL VII	1/3/08	$508,550,000	$83,750,000
PreTSL IX	4/3/08	504,030,000	54,000,000
PreTSL X	7/3/08	550,645,000	43,500,000
PreTSL XI	9/24/08	635,775,000	34,000,000
PreTSL XIX	9/10	701,000,000	0
PreTSL XXVI	6/12	964,000,000	0
PreTSL XXVIII	12/12	361,000,000	0

b.           For the periods ended June 30, 2009 and September 30, 2009, we used a 0% prepayment assumption.

c.           During the early years of PreTSL instruments, prepayments were common as issuers were able to refinance into lower costing borrowings.  Since the middle of 2007, however, this option has all but disappeared and we are operating in an environment which makes early redemption of these instruments unlikely.

d.           Our prepayment assumptions did not change.

e.           As stated in our response to “c” above, we consider the likelihood of prepayments in the current environment to be remote.

f.           As of December 31, 2009, an analysis of credit losses on each of our securities which increases the prepayment rate from 0% to 1% while maintaining all other assumptions constant reflects a decline in value of less than 1%.  We consider this variance to be immaterial.

11.
We note from your response to prior comment 29 in our letter dated September 25, 2009 and your disclosure on page 20 of the September 30,2009 Form 10-Q that you use a discounted cash flow analysis as your primary evidence when determining whether credit related other-than-temporary impairment exists. Please tell us and include in future filings the discount rates you use for your pooled trust preferred securities OTTI analysis and the determination of fair value. Specifically, disclose if you are using the current yield used to accrete your security in your OTTI analysis in accordance with paragraph 12b of EITF 99-20 (ASC 325-40-35) and the market rate for your fair value measurement in accordance with SFAS 157 (ASC 820-10). Last, please tell us and disclose how you calculate the discount rate used for securities that have been impaired in prior periods.

Management’s Response:

OTTI analysis is derived from present value calculations which use Moody’s Analytics as a source of data.  The first step is to evaluate the credit quality of the collateral and the deal structure.  This process produces a set of expected cash flows that have been adjusted for expected credit events.  These expected cash flows are compared to the carrying value of the security to determine OTTI.

The discount rate used is determined by adding the discount margin at the time of purchase (based on the original purchase price) to the appropriate 3-month LIBOR forward rate obtained from the forward LIBOR curve.  In this manner, we are using the current yield of the individual security in our OTTI analysis in accordance with EITF 99-20.

The market rate for fair value measurement is provided by Moody’s Analytics using a Level 3 approach.  This methodology is in accordance with SFAS 157 due to the presence of an inactive or distressed market for these types of securities.  The inactivity was evidenced first by a significant widening of the bid-ask spread and then by a significant decrease in the volume of trades relative to historic levels. The new issue market is also inactive as no new trust preferred securities have been issued since 2007.  Additionally, most (if not all) sellers of those securities over the past year have been forced sellers due to forced liquidation or bankruptcy.

The discount rate for securities that were previously impaired is calculated similar to the methodology stated above.  The prior carrying value of the security is adjusted for previous impairment charges, and the present value of cash flows is used to determine additional impairment.

Future filings will include the discount rates.

12.
We note your response to prior comment 27 in our letter dated September 25, 2009, and your revised disclosures on page 20 related to your pooled trust preferred securities, including: security class, book value, fair value, unrealized loss, lowest credit rating assigned to the security, number of banks currently performing, and the actual deferrals and defaults as a percentage of the current collateral. Please further revise this disclosure in future filings to include the following information for your pooled trust preferred securities. Please provide us with your proposed disclosures.

a.	Expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults).

b.	Excess subordination as a percentage of the remaining performing collateral.

c.
Discuss how you calculated excess subordination and what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

d.	Identify specifically which of the pooled trust preferred securities you took a credit-related impairment on for all periods presented, as applicable.

Management’s Response:

a.           The information requested by this comment will be included in the table presented as of September 30, 2009.  The proposed disclosure is included below:

Deal	Class	Book Value	Fair Value	Unrealized Gain/Loss	Moody’s / Fitch Ratings	Current Number of Banks	Actual Deferrals / Defaults as a % of Current Collateral	(1) Expected Annual Deferrals/ Defaults as a % of Performing Collateral
		(dollars in thousands)
PreTSL VIII	Mezzanine	$ 1,583	$ 378	$ (1,205)	Ca / CC	37	42.8%	.375%
PreTSL IX	Mezzanine	3,000	1,301	(1,699)	Ca / CC	49	26.3%	.375%
PreTSL X	Mezzanine	2,827	888	(1,939)	Ca / CC	57	28.6%	.375%
PreTSL XI	Mezzanine	5,000	2,408	(2,592)	Ca / CC	65	18.7%	.375%
PreTSL XIX	Mezzanine	7,107	3,566	(3,541)	B3 / B	60	14.7%	.375%
PreTSL XXVI	Senior	3,844	2,810	(1,034)	Ba1 / BBB	64	20.0%	.375%
PreTSL XXVIII	Mezzanine	9,426	3,955	(5,471)	Ca / CC	45	13.3%	.375%

(1) Future deferrals/defaults are projected to approximate the long-term performance of FDIC regulated banks.  Actual deferrals/defaults are recognized as a loss immediately.  For current deferrals, our projections incorporate a 50% anticipated recovery with a two year lag.  There are no recoveries projected on defaults.

b. – d.                      Subordination represents the amount of performing collateral that is in excess of what is needed to payoff a specified class of bonds and all classes senior to the specified class.  It can also be referred to as credit enhancement.  The coverage ratio, or overcollateralization, of a specific security measures the rate of performing collateral to a given class of notes.  It is calculated by dividing the performing collateral in a deal by the current balance of the class of notes plus all classes senior to that class.  In the table below, the information pertinent to the excess subordination is disclosed along with historical credit related impairment for each of our pooled trust preferred securities:

Kathryn McHale
Page
February 17, 2010

Deal	Performing Collateral	Bonds Outstanding	Excess Collateral	Coverage Ratio	Excess Subordination	Credit Impairment, this period	Credit Impairment, Cumulative
	(dollars in thousands)
PreTSL VIII	$241,050	$395,835	$(154,785)	60.9%	N/A	$1,175	$1,417
PreTSL IX	327,827	422,443	(94,616)	77.6%	N/A	0	0
PreTSL X	315,868	475,270	(159,402)	66.5%	N/A	173	173
PreTSL XI	492,940	562,256	(69,316)	87.7%	N/A	0	0
PreTSL XIX	588,253	553,623	34,630	106.3%	6.3%	76	76
PreTSL XXIV	725,857	644,439	81,418	112.6%	12.6%	250	250
PreTSL XXVII	303,751	318,258	(14,507)	95.4%	N/A	0	0
						$1,674	$1,916

Loans, page 21

13.
In your response to prior comment 19 of our letter dated September 25, 2009 we note that you revised your allowance for credit losses methodology to comply with the OCC regulations and GAAP effective September 30, 2009. In addition, we note your disclosure on page 23 that addresses this change. Please address the following items:

a.
Tell us and revise future filings to include a more detailed discussion of the specific changes you made to your policy, and how those changes impacted the timing and amount of your charge-offs and recording of provision for credit losses.

b.
In your revised disclosure, please describe in detail the changes made to the impairment measurement process and the historical loss analysis including a description of the factors or policy before the revisions.

c.
Tell us and revise future filings to disclose the dollar amount of the impact from these changes to your allowance for credit losses methodology as required by paragraph 22 of SFAS 154 (ASC 250-10-50).

Management’s Response:

a.           The Company received a draft MRA from the Office of the Comptroller of the Currency requiring that all loan policies should be reviewed and revised to ensure that they contain adequate guidance to control all lending activities and credit risk.  Policy revisions are in process and will be approved by the Board of Directors prior to March 31, 2010, a date which meets with OCC concurrence.  Policy will adequately address procedures for charge offs and the recording of provisions for credit losses.  The changes that have been implemented to date do not impact the timing and amount of charge-offs, but could impact the provision for credit losses due to changes in the homogeneous pool factors.

b.

September 30, 2009 Historical Loss/Migration Overview

The Company improved its process to analyze contingencies and historical losses, in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

To do this, the Company segmented its portfolio into loan pools, with loans exhibiting similar characteristics.  In its analysis, the Company utilizes NAICs code classifications, which segmented groups of loans by industry type.  From this point the Company determined loss histories for each of the classifications.  (Substandard loans were moved to their own category, and analyzed against substandard loan history, due to their increased risk.  Impaired loans reviewed individually were also removed.)

The Company then performed a migration analysis, at which time it reviewed qualitative factors to determine potential changes in the loss histories of each of the loan pool categories.  Analysis included factors such as delinquency, past due, and volume levels and trends, changes in lending policies, management capabilities, current local and national economic trends, as well as various other factors.  The Company used a scale of -25 bps to +25 bps for each of the factors, dependent upon the perceived severity (or lack thereof) of impact on changes in the qualitative factors on the Company’s historical loss analysis.  Historical loss factors were then applied to the category loan totals, and an estimated allowance amount was then determined.  All other loans not included in the above noted pools were summarized and a historical loss factor for the overall portfolio was utilized to determine estimated losses.  The summation of the above was then utilized as a total estimated allowance for loan losses for these categories.

September 30, 2009 Impairment Overview

The Company, in compliance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, considers the potential impairment of loans in its calculation of the Allowance for Loan and Lease Losses.

Under FASB 114, a loan is impaired when it is probable that the bank will be unable to collect all amounts due (including principal and interest) according to the contractual terms of the loan agreement.  A loan is generally considered to be impaired if it exhibits the same level of weaknesses and probability of loss as loans classified doubtful or loss in the bank’s grading system.  For purposes of the Company’s analysis, loans which are doubtful are considered impaired.  In addition, the Company considers loans which are rated substandard and on nonaccrual to be impaired.

All impaired loans were analyzed individually for the amount of impairment.  FASB 114 generally allows several methods for the determination of impairment.  The Company generally utilizes the fair value of collateral method.  Under this method, an allocation is made to the allowance for the difference between the loan balance and the fair value of the collateral, less the estimated costs to sell.  For the Company’s calculations, a factor of 10% is typically utilized to estimate costs to sell, which is based on typical cost factors, such as a 6% broker commission, 2% transfer taxes, and various other miscellaneous costs associated with the sales process.  For loans which are considered to be impaired, but for which the appraised value (minus costs to sell) exceeds the loan value, the impairment is considered to be zero.  These loans, in accordance with OCC guidance, will not then be included with the FAS 5 analysis, as this would result in layering, a practice not allowed in the ALLL calculation.

Impaired loan analyses are reviewed on a quarterly basis with a committee of key senior officers to collectively evaluate these analyses.

c.           The impact from the changes to the allowance for credit loss methodology must be segregated into two components.  The impact from impairment recognition is $0 as there was no change in the methodology for this component of the analysis.  The increase in the allowance is directly associated with an increase in loans that were identified as impaired during the period.  The change associated with the historical/migration analysis using the revised factors results in a variance of approximately $150,000.  This variance would be considered immaterial considering total income of the corporation.

Future filings will be revised to include the above disclosures.

14.
We note your response to prior comment 31 in our letter dated September 25, 2009 and your revised disclosure for impaired loans on page 21. Please further revise this disclosure in future filings to include the following information required by paragraph 20 of SFAS 114 (ASC 310-10-50-15):

a.	The amount of impaired loans for which there is no related allowance for credit losses determined;

b.	A narrative description of your policy for recognizing interest income on impaired loans, including how cash receipts are recorded; and

c.	Your average recorded investment in impaired loans during each period for which results of operations are presented.

Management’s Response:

Information required by paragraph 20 of SFAS 114 (ASC 310-10-50-15) will be provided in future filings.

15.
We note your response to prior comment 35 in our letter dated September 25, 2009 and your revised disclosures related to the use of external appraisals on page 23. In your revised disclosure, you state that “when appraisals are unavailable or delayed, alternative measures are utilized to determine collateral deterioration.” However, in your response to prior comment 33, although you determined certain collateral-dependent loans were impaired at December 31, 2008 and March 31, 2009, you did not write-down the loans until updated appraisals were received in the second quarter of 2009. Please clarify to us whether you recorded any write-downs on these loans prior to receiving the updated appraisals in second quarter 2009. If you did not record any write-downs prior to receiving the updated appraisals, please explain in which circumstances you would use “alternative measures” to “determine collateral deterioration.” Further, please tell us how you determined no additional write-down on these loans were required as of December 31, 2008 or March 31, 2009 since you had classified them as impaired and it appeared collateral deterioration was likely.

Management’s Response:

A loan is determined to be impaired when the repayment of all outstanding principal and interest is unlikely.  At that point, the Allowance for Loan and Lease Losses (ALLL) methodology includes the projected deficiency as a loss, and any shortfall in the adequacy of the reserve is funded.  In this manner, any losses recognized during the current period are accounted for through current period earnings.

Actual write-downs of the impaired loans that are based on external appraisals are processed upon the receipt of certified appraisals.  No write downs were processed on the loans in question prior to the receipt of the appraisal.  The use of alternative measure would be used only in the circumstance where the receipt of the appraisal was significantly delayed, the timing of receipt was uncertain and a methodology could be derived which produced logical results. (An example of this would be a similar property in a similar location for which an appraisal was on record).

As stated previously, no write downs were recognized as charge-offs until the receipt of the appraisals.  The impact on earnings through additional loan loss provisions was affected during the period in question.

Disclosures about Fair Value of Financial Instruments, page 26

16.
We note your response to prior comments 36 and 37 in our letter dated September 25, 2009, as well as your disclosure included on page 26 as required by FSP SFAS 107-1/APB 28-1 (ASC 825-10-50). Please note that additional fair value information and disclosures are also required by paragraphs 32 through 34 of SFAS 157 (ASC 820-10-50). Accordingly, please revise future interim filings to include these disclosures for assets and liabilities measured at fair value on both a recurring and nonrecurring basis.

Management’s Response:

The disclosure required by paragraphs 32 through 34 of SFAS 157 will be included in future filings.

Item 4 -Controls and Procedures, page 27

17.
We note your response to prior comment 38 in our letter dated September 25, 2009. In our prior comment, we asked how you were able to conclude that there had been no changes in your internal control over financial reporting given the change in your allowance for loan losses methodology to comply with regulatory and GAAP guidance. Your response stated that you do not consider the change in your allowance for loan losses methodology to represent a material weakness in internal control over financial reporting, but does not appear to address our original comment regarding changes in internal control over financial reporting. We note that you made changes to your allowance for loan losses methodology during both the periods ended June 30, 2009 and September 30, 2009 in order to comply with OCC and GAAP requirements. As previously requested, please tell us how you were able to conclude that no changes were made in your internal control over financial reporting for each of the periods ended June 30, 2009 and September 30, 2009.

Kathryn McHale
Page
February 17, 2010

Management’s Response:

Internal control of the preparation of financial statements is a system of checks and balances that are established to ensure that internal procedures are followed in the calculation, or estimation, of supporting documentation.  Also considered in the internal control function is the experience and competency of the individuals responsible for supporting documentation.

It is our conclusion that a change in methodology does not represent a change in internal control.  The change in the allowance for loan loss methodology during the periods in question represents a strengthening of the procedures utilized to provide the basis of an accounting estimate, and we will strive to improve upon other internal methodologies whenever practical.  However, we will not consider these improvements to represent a change in internal control, but rather a change in procedures.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact either Erik Gerhard at (717) 731-1700 or the undersigned at (570) 348-6438.

Sincerely,

/s/ William S. Lance

William S. Lance
Treasurer